File No.  2436-1

May 8, 2007

Max A. Webb
Assistant Director
United States Securities and Exchange Commission
Office of Emerging Growth Companies
Mail Stop 3561
100 F Street, N.E.
Washington, D.C. 20549

Re:	Pro Elite Inc.
Amendment No. 4 to Registration Statement on Form SB-2
Filed May 3, 2007
File No. 333-139982

Dear Mr. Webb:

This is in response to your letter dated May 7, 2007. We are concurrently filing herewith Amendment No. 5 to the Registration Statement on Form SB-2.

Principal Commitments, page 23

1.	Please disclose the projected estimate of the aggregate compensation payable to MMA Entertainment Inc by the company in the next 12 months.

Company Response

As noted in the SB-2, the Company entered into an agreement with Shamrock’s affiliate, MMA Entertainment, Inc., which included an aggregate compensation payable of the $200,000 annual cash payment (payable at the end of each quarter, commencing with the quarter ending March 31, 2007) plus the present value of the 320,000 shares of common stock. The present value of the 320,000 shares of common stock is $640,000, based on a value of $2.00 per share. The Company does not expect to pay any fees for the contingent payments during the twelve months ending December 31, 2007 (amounts payable to MMA Entertainment from merchandise or pay per view purchases), nor does the Company anticipate that Shamrock will earn more than $200,000 from a fight purse during such period. Accordingly, the projected estimate of the aggregate compensation payable to MMA Entertainment Inc. by the Company is $840,000.

02436/0001 156442.1

Max A. Webb
May 8, 2007

Outstanding Equity Awards at Fiscal Year-End, page 31

2.	Currently, the table appears to be incomplete. Please disclose the information called for by the last five columns of the table for Hanson, Kelly, and Shaw.

Company Response

We have so disclosed.

Item 26 Recent sales of Unregistered Securities, page II-2

3.
Please provide the information required by Item 701 for all sales of unregistered securities within the past three years. Specifically, we note the transactions disclosed on page 35, the warrants described in footnote 12 and the transactions in footnote 14 of the financial statement.

Company Response

We have so provided.

Legality Opinion

4.	Please revise the third paragraph to delete the statement that you relied upon “such customary assumptions as [you] have deemed necessary or appropriate.”

Company Response

We have deleted the sentence.

Exhibit 10.11

5.	Please refile Exhibit 10.11 to disclose the previously redacted portion. Specifically, please disclose the minimum license fees payable to you by SNI in 2008 and 2009.

Company Response

We have refiled Exhibit 10.11 with Amendment No. 5 to the Registration Statement on Form SB-2.

02436/0001 156442.1

Max A. Webb
May 8, 2007

* * * * *

All questions and comments regarding the foregoing should be addressed to me at (310) 789-1290.

Very truly yours,

/s/ David L. Ficksman

02436/0001 156442.1